Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

2021-08-02

Joby Opens Washington DC Office

Collaborating with aviation community and policy makers on quiet, emissions-free flight; State-of-the-art simulator offers eVTOL flight experience & training

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Joby aircraft in flight in Northern California.

Washington, DC, 2021-08-02 — Joby Aero Inc. (“Joby”), a California-based company developing all-electric aircraft for commercial passenger service, today announced it was opening a new office in Washington, DC to support the collaborative work it is doing with the aviation community and policymakers to bring quiet, zero-emissions aviation to life.

Equipped with a state-of-the-art flight simulator, visitors to the new office are able to experience what it’s like to fly Joby’s revolutionary electric vertical take-off and landing (“eVTOL”) aircraft first-hand.

Joby intends to use its aircraft to launch an aerial ridesharing service in 2024, transporting a pilot and four passengers at speeds up to 200 mph. With a range of 150 miles, recently demonstrated by the Company’s full-scale prototype aircraft, passengers will be able to move rapidly in and around cities and regions, without any associated operating emissions.

As part of its commitment to working collaboratively on accelerating the adoption of zero-emissions aviation, Joby recently announced a joint effort with JetBlue Airways and Signature Flight Support to build a pathway to the utilization of electric and hydrogen aviation credits. The company is also working with policymakers and local governments to support community-based planning grants for aerial ridesharing as well as the development of electric aviation charging infrastructure.

Joby is also a proud multi-year partner of the U.S. Air Force’s Agility Prime program, which supports the Company’s path to commercialization with opportunities to more thoroughly understand the operational capabilities and maintenance profile of its aircraft in advance of commercial launch.

“This new electric age of aviation will transform transportation in the US and around the world. With our full-scale prototype continuing to demonstrate its capabilities and aircraft certification and entry into service just a few years away, we are excited to bring this experience to Washington, D.C.” said Greg Bowles, Head of Government Affairs at Joby.

“We look forward to accelerating the industry’s education efforts on the dramatic benefits that zero-emissions aviation and eVTOL flight enable and we’re grateful for the support of key government and industry stakeholders who have already visited our new DC office and experienced Joby flight in our simulator,” added Bowles. “We look forward to welcoming many more thought leaders and policy makers as we demonstrate the global importance of the clean future of flight.”

Joby’s real aircraft has flown over 1000 flights. The simulator shown here is flying over the DC region.

In February 2021, Joby announced its intention to merge with Reinvent Technology Partners (“Reinvent” or “RTP”) (NYSE:RTP), a special purpose acquisition company that takes a “venture capital at scale” approach to partnering with bold leaders and companies. An Extraordinary General Meeting of Shareholders has been scheduled for August 5, 2021 to vote on the approval and adoption of RTP’s business combination with Joby.

About Joby

Joby Aero, Inc. is a California-headquartered transportation company developing an all-electric vertical take-off and landing aircraft which it intends to operate as part of a fast, quiet, and convenient air taxi service beginning in 2024. The aircraft, which has a range of 150 miles on a single charge, can transport a pilot and four passengers at speeds of up to 200 mph. It is designed to enable a revolutionary new way for people to move in and around cities as an alternative to congested ground transportation while accelerating the shift to sustainable modes of transit. Founded in 2009, Joby employs more than 800 people, with offices in Santa Cruz, San Carlos, and Marina, California, as well as Washington D.C. and Munich, Germany. To learn more, visit www.jobyaviation.com.

Forward Looking Statements

This Press Release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between RTP and Joby Aviation. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” in “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Press Release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s Annual Report on Form 10-K for the year ended December 31, 2020, as amended, the registration statement on

Form S-4 (File No. 333-254988) and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Contacts

For Joby

Investors:

investors@jobyaviation.com

+1-831-201-6006

Media:

press@jobyaviation.com

Important Information for Investors and Stockholders

This press release relates to a proposed transaction between RTP and Joby. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, RTP has filed a registration statement on Form S-4 (333-254988), and a final proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.